Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ARMOR PARENT CORP.,

ARMOR MERGER SUB CORP.

and

ACCURIDE CORPORATION

Dated as of September 2, 2016

i

4.2	Authority, Execution and Delivery; Enforceability	30
4.3	No Conflicts	30
4.4	Litigation	31
4.5	Financing	31
4.6	Guaranty	32
4.7	Proxy Statement; Other Information	32
4.8	Ownership of Company Capital Stock	32
4.9	Solvency	33
4.10	Ownership of Parent and Merger Sub	33
4.11	Brokers	33
4.12	No Other Representations and Warranties	33

ARTICLE 5	COVENANTS	34

5.1	Conduct of Business by the Company Pending the Closing	34
5.2	Access to Information; Confidentiality	37
5.3	No Solicitation	38
5.4	SEC Filings; Other Actions	43
5.5	Appropriate Action; Consents; Filings	44
5.6	Certain Notices	46
5.7	Public Announcements	46
5.8	Employee Benefit Matters	47
5.9	Indemnification	48
5.10	Financing	50
5.11	Debt Financing Cooperation	52
5.12	Parent Agreements Concerning Merger Sub	55
5.13	Takeover Statutes	55
5.14	Section 16 Matters	56
5.15	Stockholder Litigation	56
5.16	Stock Exchange Delisting	56

ARTICLE 6	CONDITIONS TO CONSUMMATION OF THE MERGER	56

6.1	Conditions to Obligations of Each Party Under This Agreement	56
6.2	Conditions to Obligations of the Company Under This Agreement	56
6.3	Conditions to Obligations of Parent and Merger Sub Under This Agreement	57
6.4	Frustration of Closing Conditions	58

ARTICLE 7	TERMINATION, AMENDMENT AND WAIVER	58

7.1	Termination	58
7.2	Effect of Termination	60
7.3	Company Termination Fee	60
7.4	Parent Termination Fee	62
7.5	Limitation on Recourse	63
7.6	Amendment	64
7.7	Waiver	64

ii

ARTICLE 8	GENERAL PROVISIONS	65

8.1	Non-Survival of Representations and Warranties	65
8.2	Fees and Expenses	65
8.3	Notices	65
8.4	Certain Definitions	66
8.5	Terms Defined Elsewhere	75
8.6	Headings	79
8.7	Severability	79
8.8	Entire Agreement	79
8.9	Assignment	79
8.10	No Third Party Beneficiaries	79
8.11	Mutual Drafting; Interpretation	79
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	80
8.13	Counterparts	81
8.14	Specific Performance	81

Exhibit A	Form of Certificate of Incorporation of Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 2, 2016 (this “Agreement”), is made by and among ARMOR PARENT CORP., a Delaware corporation (“Parent”), ARMOR MERGER SUB CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ACCURIDE CORPORATION, a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A.                                    The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Section 2.1, each share of common stock, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration.

B.                                    The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger.

C.                                    The Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

D.                                    The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) directed that this Agreement be submitted to the stockholders of the Company at the Company Meeting, and (iv)  recommended that the Company’s stockholders adopt this Agreement.

E.                                     Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

F.                                      Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guaranty (the “Guaranty”) of Crestview Partners III, L.P. and Crestview Partners III (Co-Investment B), L.P. (each, a “Guarantor,” and collectively, the “Guarantors”), dated as of the date hereof, and pursuant to which the Guarantors have severally guaranteed certain of Parent’s and Merger Sub’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Guaranty.

G.                                    Concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have entered into a Voting Agreement, pursuant to which, among other things, such stockholders have agreed, subject to the terms and conditions set forth therein, to vote all Shares over which such stockholder has voting power in favor of the adoption of this Agreement and any other actions related thereto submitted to a stockholder vote pursuant to this Agreement or in furtherance of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1
THE MERGER

1.1                               The Merger.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.  The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

(b)                                 At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Company shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Company shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)                                  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d)                                 If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2                               Closing and Effective Time of the Merger.  The closing of the Merger (the “Closing”) will take place at 8:00 a.m., local time, on the third Business Day after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 330 North Wabash Avenue, Suite 2800, Chicago, Illinois 60611, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (b) the third Business Day following the end of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article 6 for the Closing as of the date determined pursuant to this proviso).  The date on which the Closing actually occurs is referred to as the “Closing Date”.  On the Closing Date, or on such other date as Parent and the Company may agree to, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL.  The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1                               Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)                                 Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Sections 2.1(b) or 2.1(c) or Dissenting Shares, shall be converted automatically into the right to receive $2.58 per Share (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b)                                 Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly-owned subsidiaries of the Company, Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c)                                  Merger Sub Equity Interests.  All outstanding shares of capital stock of Merger Sub held immediately prior to the Effective Time shall be converted into and become (in the aggregate) 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation.

2.2                               Payment for Securities; Surrender of Certificates.

(a)                                 Paying Agent.  At or prior to the Effective Time, Parent shall designate a bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”).  Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement.  In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments.  Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares in accordance with this Article 2; provided, however, that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’

acceptances of commercial banks with capital exceeding $5,000,000,000 or in mutual funds investing in such assets.  Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b)                                 Procedures for Surrender.

(i)                                     Certificates.  As soon as practicable after the Effective Time (and in no event later than three Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement:  (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates (without interest, and after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Shares that are Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)                                  Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a).  In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall, upon receipt of an “agent’s message” by the Paying Agent (or such other evidence of transfer or surrender as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (without interest, and after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled.  As soon as practicable after the Effective Time (and in no event later than three Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company:  (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for completing and returning such letter of transmittal in exchange for the Merger Consideration.  Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (without interest, and after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares shall at the Effective Time be cancelled.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares.  Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Shares that are Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c)                                  Transfer Books; No Further Ownership Rights in Shares.  The Merger Consideration paid in respect of Shares in accordance with this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares that represented ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)                                 Termination of Fund; Abandoned Property; No Liability.  Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the nine month anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b).  Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a), to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming such Certificates to be lost, stolen or destroyed, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a).  Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the Person claiming such Certificates to be lost, stolen or destroyed to deliver a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3                               Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares outstanding immediately prior to the Effective Time and held by a holder who did not vote in favor of the adoption of the Agreement, and who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration.  At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and the holders of Dissenting Shares shall cease to have any rights with respect thereto, except the rights granted to them under Section 262 of the DGCL.  If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall thereupon be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with this Article 2 and shall not thereafter be deemed to be Dissenting Shares.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing, except to the extent required by applicable Law.

2.4                               Treatment of Options and Restricted Stock Units.

(a)                                 Treatment of Options.  At the Effective Time, each option to purchase Shares (each a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Option to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Option, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5; provided that any such Company Option with respect to which the per-share exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled in exchange for no consideration.  The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company Options the cash payments described in this Section 2.4(a) as soon as practicable following the Closing Date through the Surviving Corporation’s payroll system, but not later than fifteen days following the Closing Date.

(b)                                 Treatment of Restricted Stock Units.  At the Effective Time, each restricted stock unit that (i) is vested, but the Shares subject thereto are not deliverable until a later date, or (ii) vests solely on the passage of time with respect to the Shares (each a “Company RSU”) that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive (without interest) an amount in cash equal to the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5.  At the Effective Time, each restricted stock unit that vests based on achievement of performance metrics (“Performance RSU”) that is outstanding immediately prior to the Effective Time shall vest in accordance with the terms of the agreement granting the Performance RSU, and, if so vested, will become a “Vested Performance RSU” and, without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of the Vested Performance RSU to receive (without interest) an amount in cash equal to the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5; provided, for the avoidance of doubt that in no event shall the number of Performance RSUs that become Vested Performance RSUs hereunder exceed the number of Performance RSUs indicated on the Company Stock Award Schedule (as defined in Section 3.2(a)), based on achievement of performance metrics at target level (the “Target Performance RSUs”) and prorated to reflect the portion of the performance period applicable to each such Target Performance RSU that will have elapsed as of the Effective Time.  For the avoidance of doubt any Performance RSU that is not a Vested Performance RSU shall, at the Effective Time be automatically cancelled and forfeited without any payment thereon. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company RSUs and Vested Performance RSUs the cash payments described in this Section 2.4(b) as soon as practicable following the Closing Date through the Surviving Corporation’s payroll system, but not later than fifteen days following the Closing Date.

(c)                                  Termination of Company Equity Plans.  As of the Effective Time, the Accuride Corporation Second Amended and Restated 2010 Incentive Award Plan (the “Company Equity Plan”) shall be terminated and no further Shares, Company Options, Company RSUs, Performance RSUs, Equity Interests or other rights with respect to Shares shall be granted thereunder.

(d)                                 Board Actions.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary and appropriate (including using commercially reasonable efforts to obtain any required consents) to effect the transactions described in this Section 2.4.

2.5                               Withholding Rights.  The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any other provision of applicable Law.  To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6                               Adjustments.  In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement (including Section 5.1).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections), and (b) as disclosed in the Company SEC Documents filed since January 1, 2014 and publicly available at least twenty-four hours prior to the execution and delivery of this Agreement (other than any disclosures contained in the “Forward Looking Statements” or “Risk Factors” sections of such Company SEC Documents, and any other disclosures contained in such Company SEC Documents to the extent that such other disclosures are predictive, cautionary or forward-looking in nature); provided that, the foregoing clause (b) shall not be applicable to Section 3.2 or Section 3.4, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1                               Corporate Organization.  Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The copies of the Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.  The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

3.2                               Capitalization.

(a)                                 The authorized capital stock of the Company consists of eighty million (80,000,000) Shares and ten million (10,000,000) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  As of August 30, 2016, (i) 48,245,946 Shares (other than treasury shares) were issued and outstanding, all of which were duly authorized, validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no Shares were held in the treasury of the Company or by its Subsidiaries, (iii) 4,301,147 Shares are available for issuance under the Company Equity Plan, of which 3,082,369 are subject to Company Options, Company RSUs and Performance RSUs (at target level) outstanding as of such date and (iv) no shares of Company Preferred Stock were issued and outstanding.  Except for Company Options, Company RSUs and Performance RSUs to purchase not more than 3,770,639 Shares (assuming maximum level performance on the Performance RSUs), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company.  Since August 30, 2016 and through the date of this Agreement, except for the issuance of Shares upon the exercise of Company Options or Company RSUs in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).  Concurrently with the execution of this Agreement, the Company has delivered to Parent a true and complete list as of the close of business on August 30, 2016 of the holders of awards granted under the Company Equity Plan (the “Company Stock Awards”), including, on a holder by holder and grant by grant basis, the date on which each such Company Stock Award was granted, the type and number of Company Stock Awards granted, the expiration date of such

Company Stock Award, the price at which such a Company Stock Award may be exercised (if applicable), the date upon which any Company RSU is to be settled (if such Company RSU represents “nonqualified deferred compensation” for purposes of Section 409A of the Code) and the vesting schedule (including target vesting amount with respect to Performance RSUs, such amount the “Target Performance RSU Level”) (the “Company Stock Award Schedule”) and status of each such Company Stock Award.  All Shares subject to issuance under the Company Equity Plan have been duly reserved for issuance by the Company, and upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)                                 There are no outstanding contractual obligations or other commitments, agreements or arrangements of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) relating to or affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, in each case, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exchangeable for Equity Interests in the Company having the right to vote) on any matters on which the Company’s stockholders may vote.

(c)                                  Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary.  None of the Company or any of its Subsidiaries holds (or has the right or obligation to acquire) an Equity Interest in any other Person.  Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly-owned Subsidiaries free and clear of all Liens.  There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary.  There are no outstanding contractual obligations or other commitments, agreements or arrangements of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Subsidiary of the Company.

3.3                               Authority; Execution and Delivery; Enforceability.

(a)                                 The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the

Transactions.  The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions.  The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a Proceeding at law or in equity).

(b)                                 The Company Board, at a meeting duly called and held unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Transactions, (ii) determining that the terms of the Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company at the Company Meeting and (iv) recommending that its stockholders adopt this Agreement (the “Company Board Recommendation”), which resolutions have not been subsequently withdrawn, amended or modified as of the date of this Agreement.

(c)                                  The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not and will not be applicable to this Agreement and the transactions contemplated hereby, including the Merger or the other Transactions.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, no other takeover, anti-takeover, business combination, moratorium, fair price, control share acquisition or similar Law applies to the Merger or the other Transactions.  The Company and its Subsidiaries do not have in effect any stockholder rights plan, “poison pill” or other similar plan or arrangement.  The only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt this Agreement and approve the Merger is the adoption of this Agreement by the affirmative vote of holders of a majority of the Shares outstanding and entitled to vote thereon at the Company Meeting (the “Company Stockholder Approval”).  No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4                               No Conflicts.

(a)                                 The execution and delivery of this Agreement does not and will not, and the consummation by the Company of the Transactions and compliance by the Company with the terms and provisions hereof will not, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach or violation of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the filing with the SEC of a proxy statement, in preliminary and definitive form, relating to the Company Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE in connection with this Agreement and the Merger, (ii) filings required under, and compliance with any applicable requirements of, the HSR Act and any other applicable Competition Laws, (iii) the filing and effectiveness of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations or notifications, would not reasonably be expected to have a Company Material Adverse Effect.

3.5                               SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)                                 The Company has timely filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2014 (the “Company SEC Documents”).  None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b)                                 As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2014 and prior to the date hereof.  As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents.  To the Knowledge of the

Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c)                                  The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) present fairly, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes.

(d)                                 The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act.  The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.  Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Since January 1, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and the Company has made available to Parent true and complete copies of any material written materials provided to the Company’s auditors or the audit committee of the Company Board relating to each of the foregoing. Neither the Company nor any of its Subsidiaries has made any prohibited loans or “extensions of credit” (within the meaning of

Section 402 of the Sarbanes-Oxley Act) to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary.

(e)                                  The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent audited balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.6                               Absence of Certain Changes or Events.  Since January 1, 2016 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.  Since January 1, 2016 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, Sections 5.1(c), (e), (f), (g), (h), (j), (n), (p) or (q) had the covenants therein applied since January 1, 2016.

3.7                               Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein).  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

3.8                               Legal Proceedings.  There are no material Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company.  Neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any material Order.

3.9                               Compliance with Laws and Orders.  The Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all material Laws and Orders applicable to the Company or any of its Subsidiaries or any assets or properties owned or used by any of them (it being understood and agreed that the foregoing shall not be construed to be a representation regarding Intellectual Property infringement, misappropriation, dilution and other similar violations of third party Intellectual Property rights, the representations for which are set forth in Section 3.17). Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2014 from a Governmental Entity that alleges that the Company or any of its Subsidiaries is in material violation of any Law or Order.  During the past two years, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”), including by (i) using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful payment to a candidate for foreign political office in order to secure a business advantage; (ii) making any direct or, to the Company’s Knowledge, indirect unlawful payment to any foreign government official from corporate funds in order to secure a business advantage; or (iii) making any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign government official in order to secure a business advantage.  Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity (x) related to any investigation or inquiry with respect to a potential violation by the Company or any of its Subsidiaries or any Representative thereof of the FCPA, or (y) that alleges that the Company or any of its Subsidiaries or any Representative thereof is in violation of the FCPA.

3.10                        Permits.  The Company and each of its Subsidiaries have all governmental licenses, permits, certificates, approvals, consents, franchises, registrations, billing and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where such default or violation of such Permit has not had and would not reasonably be expected to have a Company Material Adverse Effect.  There are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.11                        Employee Benefit Plans.

(a)                                 Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) any compensation, employment, consulting, end of service or severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) any other benefit or compensation plan, contract, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, in each case whether or not written, and (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or its Subsidiaries, for the current or future benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, (each, a “Service Provider”), or (B) for which the Company or any of its Subsidiaries has or could reasonably expect to have any direct or indirect material liability or obligation (each a “Company Benefit Plan”). Concurrently with the execution of this Agreement, the Company has delivered to Parent a true and complete list as of the close of business on August 30, 2016 of (i) the individuals who are parties to a Performance Bonus Agreement with the Company (the “Performance Cash Awards”) and Cash Bonus Agreement with the Company (the “Time Bonus Awards” and, collectively with the Performance Cash Awards, the “Company Cash Awards”), (ii) the amount payable pursuant to each Performance Cash Award and Time Bonus Award, and (iii) the vesting and payment schedule (including target vesting amount with respect to Performance Cash Awards) (the “Company Cash Award Schedule”)  Notwithstanding the first sentence of this Section 3.11(a), Section 3.11(a) of the Company Disclosure Schedule need not set forth a list of any employment contracts or consultancy agreements for employees or consultants who are natural persons that are pursuant to a standard form previously provided to Parent that (i) do not provide for severance or notice pay or benefits or (ii) where the base compensation provided under such employment or consultancy agreement is less than $200,000 per annum and the severance provided is not in excess of that required under local Law.  The term “Company Benefit Plan” does not, however, include any plans or arrangements administered by a Governmental Entity or any statutorily-required: (A) severance, (B) end of service gratuity, (C) holiday pay or bonuses, (D) sick leave or (E) other paid time off (“Governmental Plans”).  Neither the Company, nor to the Knowledge of the Company any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) create any additional Company Benefit Plan.

(b)                                 Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions and payments required to be made under the terms of any of the Company Benefit Plans, Governmental Plans, or applicable Laws as of the date of this Agreement have been in all material respects timely made or paid or, if not yet due, have been properly reflected on the most recent consolidated balance sheet included in the Company SEC Financial Statements prior to the date of this Agreement.  With respect to the Company Benefit Plans and Governmental Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances which could result in material liability to the Company and its Subsidiaries.

(c)                                  Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Company’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could reasonably be expected to result in a material liability or obligation to the Company or any of its Subsidiaries. No Proceeding (other than routine and uncontested benefits claims) has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS, the United States Department of Labor, or the United States Pension Benefit Guaranty Corporation.  Neither the Company nor any of its Subsidiaries has any material liability under ERISA Section 502.  All tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, in each case, in all material respects.

(d)                                 No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA (“Title IV Plan”) and none of the Company or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA.  No liability under Title IV of ERISA (other than premiums timely paid in accordance with Section 4007(a) of ERISA) has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full prior to the date hereof, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to any liability or obligation thereunder.  None of the Company or any of its ERISA Affiliates has incurred any withdrawal liability under §4201 of ERISA that has not been satisfied in full prior to the date hereof.  With respect to each Title IV Plan (i) no reportable event (within the meaning of Section 4043 of ERISA), other than an event for which the reporting requirements have been waived by regulations, has occurred within the six years prior to the date hereof or is expected to occur as a result of the Transactions, (ii) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (iii) all contributions (including installments) required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made, (iv) no funding waiver has been applied for or been received or any amortization period extended within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA, (v) there are no funding-based limitations, within the meaning of Section 436 of the Code, currently in effect, (vi) none of the assets of the Company or any of its Subsidiaries are the subject of any lien arising under ERISA or Section 430(k) of the Code, and the Company has not been required to post any security under ERISA or Section 401(a)(29) of the Code, and no fact or event exists that would reasonably be expected to give rise to any such lien or requirement to post any such security, and (vii) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation.

(e)                                  Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former Service Provider to any additional compensation or benefit (including any bonus, retention or severance pay), (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to or pursuant to, any of the Company Benefit Plans, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the Merger or the Transactions, the Surviving Corporation, to merge, amend or terminate any of the material Company Benefit Plans.

(f)                                   Each Company Benefit Plan covering Service Providers located outside the United States, (i) has been registered with or approved by a Governmental Entity (as applicable), and to the Knowledge of the Company nothing has occurred that would adversely affect such registration or approval, (ii) to the extent it is intended to qualify for any special tax treatment, such Company Benefit Plan meets all requirements for such treatment, and (iii) if such Company Benefit Plan is required to be funded and/or book-reserved, it is so funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with any applicable Law or requirements.

(g)                                  Except as required by Law outside of the United States, or otherwise described on Section 3.11(g) of the Company Disclosure Schedule, no Company Benefit Plan provides (nor has the Company or any Subsidiary promised to provide) retiree or post-employment, medical, disability or life insurance benefits to any current or former employee or their dependents or beneficiaries. Any termination, elimination or modification to any such benefit that occurred prior to the date hereof was permitted by the terms of the applicable Company Benefit Plan and all related agreements, and neither the Company nor any of its Subsidiaries has incurred or could reasonably expect to incur any material liability or obligation as a result of such termination, elimination or modification.

3.12                        Employee and Labor Matters.

(a)                                 Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each collective bargaining agreement, agreement with any works council, or labor contract which the Company or any of its Subsidiaries is a party to or bound by (each a “Company Labor Agreement”).  No labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification or, to the Knowledge of the Company, is or since January 1, 2014 has been engaged in any other organizing activities involving Service Providers.  There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither the Company nor any Subsidiary has engaged in any unfair labor practice with respect to any Service Providers, and there is no material unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to Service Providers.  There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Subsidiary which is reasonably likely to materially interfere with the respective business activities of the Company or any of its Subsidiaries and no such matters have occurred since January 1, 2014.  With respect to the transactions contemplated by this Agreement, each of the Company and its Subsidiaries has or prior to the Closing will have satisfied all notice, consultation, information, bargaining and other obligations it owes to Service Providers or their representatives under any applicable Company Labor Agreement or Law.  No labor union, labor organization, works council or similar employee representative is required to consent to the transactions contemplated by this Agreement.

(b)                                 The Company and its Subsidiaries are and have been in compliance in all material respects with all Company Labor Agreements and in all material respects with applicable Laws respecting employment and employment practices including all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, immigration and work authorizations, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations and unemployment insurance.  Except as would not, individually or in the aggregate, result in material liability for the Company or any of its Subsidiaries: (i) the Company and its Subsidiaries have paid all wages, salary, wage premiums, commissions, bonuses, expense reimbursements, and other compensation that has come due and payable to its Service Providers in accordance with applicable Law, Contract, or Company policy; and (ii) each Service Provider is authorized to work in the jurisdiction where he or she provides services to the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has planned or announced any reductions in force that could require notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”).

(c)                                  To the Knowledge of the Company, no Service Provider of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.13                        Environmental Matters. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)                                 The Company and each of its Subsidiaries (i) is and for the past three years has been in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is and for the past three years has been in compliance with their respective Environmental Permits.

(b)                                 There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(c)                                  None of the Company or any of its Subsidiaries (i) has disposed of, arranged for the disposal of, or Released, or exposed any Person to, any Hazardous Materials at any property, or otherwise owned or operated any property contaminated by any Hazardous Materials, or manufactured, sold, or distributed products containing Hazardous Materials, in each case that would trigger the need for remediation costs pursuant to or otherwise give rise to liability under Environmental Laws, (ii) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or relating to any Hazardous Materials.

3.14                        Real Property; Title to Assets.

(a)                                 Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property.  The Company or any of its Subsidiaries, as the case may be, holds good and valid indefeasible fee simple title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. Neither the Company nor any Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof. Other than the rights of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, improvements and fixtures located on the Company Owned Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any material real property or interest therein.

(b)                                 Section 3.14(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto (the “Company Lease Agreements”).  No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens.  The Company has delivered to Parent a true and complete copy of each such Company Lease Agreement, and in the case of any oral Company Lease Agreement, a written summary of the material terms of such Company Lease Agreement.  With respect to each of the Company Lease Agreements: (i) the Company’s or Subsidiary’s possession and quiet enjoyment of the Company Leased Real Property under such Company Lease Agreement has not been disturbed, and to the Knowledge of the Company, there are no material disputes with respect to such Company Lease Agreement; and (ii) the Company or Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Company Leased Real Property or any portion thereof.

(c)                                  The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”.  Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each parcel of Company Real Property is in compliance with all existing Laws applicable to such Company Real Property, and (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property.

(d)                                 The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.15                        Tax Matters.  Except as has not had or would not reasonably be expected to have a Company Material Adverse Effect:

(a)                                 all Tax Returns that are required to be filed by or with respect to any of the Company or its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate;

(b)                                 each of the Company and its Subsidiaries has timely paid all Taxes due and owing by it, including any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, or other third party (in each case, whether or not shown on any Tax Return) other than Taxes for which adequate reserves have been established in accordance with GAAP or the financial statements of the Company and its Subsidiaries;

(c)                                  no deficiencies or proposed adjustments for Taxes have been claimed, proposed or assessed by any Governmental Entity (including any Governmental Entity for a jurisdiction where neither the Company nor any Subsidiary has filed Tax Returns) in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(d)                                 there is no ongoing, pending or threatened (in writing) audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received from any Governmental Entity any written notice indicating an intent to open an audit or other review or request for information related to Tax matters;

(e)                                  neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(f)                                   neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any amount that has not been fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law);

(g)                                  neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) or 361 of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(h)                                 neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements, in each case, that are not primarily related to Taxes);

(i)                                     no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise. Neither the Company nor any Subsidiary has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code;

(j)                                    each Company Benefit Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code;

(k)                                 neither the Company nor any of its Subsidiaries have been a member of a consolidated tax group other than a group of which the Company or one of its Subsidiaries has been the common parent or has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor;

(l)                                     neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) or use of an improper method of accounting for a taxable period ending on or prior to the Closing, (ii) excess loss account in existence (in so far as any excess loss accounting being triggered as a result of the Merger) or installment sale, intercompany transaction, or open transaction disposition made or entered into prior to the Closing, (iii) prepaid amount received on or prior to the Closing, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) election by the Company or any Subsidiary under Section 108(i) of the Code or (vi) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing;

(m)                             the Company is not and never has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) of the Code within the past five (5) years;

(n)                                 there are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens;

(o)                                 no written claim has been made within the last three (3) years by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(p)                                 the Company and each of its Subsidiaries, as applicable, has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company or its Subsidiaries;

(q)                                 neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(r)                                    the Company and its Subsidiaries have properly collected and remitted sales and similar Taxes with respect to sales made to its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all sales and similar Taxes; and

(s)                                   neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

3.16                        Material Contracts.

(a)                                 All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner.  Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any material amendments, supplements and modifications thereto):

(i)                                     any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)                                  any Contract that materially limits the ability of the Company or any of its Subsidiaries to compete or provide services in any line of business or with any Person or in any geographic area;

(iii)                               any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv)                              any Contract or series of related Contracts (A) relating to indebtedness for borrowed money (i) in excess of $10 million or (ii) that becomes due and payable as a result of the Transactions or (B) constituting a guarantee by the Company or any of its Subsidiaries of the obligations of any other Person (other than a wholly-owned Subsidiary of the Company) for borrowed money;

(v)                                 any license, including any sublicense, or other Contract (A) granting to the Company any rights to use or otherwise exploit any Company Material Intellectual Property owned by a third party, or granting to a third party any rights to use or otherwise exploit any Company Material Intellectual Property owned by the Company , or (B) restricting or otherwise limiting the Company from enforcing, owning, registering, using, or otherwise exploiting any Company Material Intellectual Property, including to the extent applicable, agreements containing covenants not to sue, settlement agreements, and coexistence agreements, with the exception, in each case, of shrink-wrap, click-wrap, and off-the-shelf software licenses, and any other similar license of software that is commercially available to the public generally, in each case with one-time or aggregate annual license, maintenance, support and/or other fees of $50,000 or less;

(vi)                              any Contract that provides for any material “most favored nation” provision or equivalent preferential pricing terms to which the Company or any of its Subsidiaries is subject;

(vii)                           any Contract with the Company’s top ten (10) suppliers (including purchasing agreements, group purchasing agreements, and excluding any Contract described by clauses (viii) and (ix) below and excluding work orders, statements of work, purchase orders and similar contracts) (measured by dollar volume of purchases of the Company during the twelve (12) months ended June 30, 2016);

(viii)                        any Contract with the Company’s the top ten (10) customers (excluding any Contract described by clause (vii) above or clause (ix) below and excluding work orders, statements of work, purchase orders and similar contracts) (measured by volume of spending by the customer during the twelve (12) months ended June 30, 2016);

(ix)                              any Contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, involving the purchase or sale of goods or the provision of services for the benefit of, or by, any Governmental Entity;

(x)                                 any purchase, sale or supply contract that contains minimum volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements;

(xi)                              any Company Lease Agreements;

(xii)                           any acquisition or divestiture agreement entered into since January 1, 2013 with a purchase price in excess of $5 million or that contains “earn-out” provisions or other contingent payment obligations;

(xiii)                        any Contract that grants any rights of first refusal or rights of first offer to any Person with respect to the sale, transfer or other disposition of any business or line of business or material assets or properties of the Company or any of its Subsidiaries; or

(xiv)                       any Contract for any joint venture, partnership or similar arrangement.

(b)                                 Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Contract set forth or required to be set forth in Section 3.16(a) of the Company Disclosure Schedule or filed or required to be filed as an exhibit to the Company SEC Documents (each, a “Company Material Contract”, and collectively, the “Company Material Contracts”) is valid and binding on the Company or the applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a Proceeding at law or in equity), (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it under each Company Material Contract, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no event has occurred or circumstance exists which (with or without notice or lapse of time, or both) would constitute a breach or default thereunder, and (iii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential breach or violation of, default under, or failure to comply with, any term or requirement of any Company Material Contract, or any written notice of revocation, cancellation or termination of any Company Material Contract.

(c)                                  The Company has made available to Parent true and complete copies of each Company Material Contract (including any material amendments or modifications thereto) as of the date of this Agreement.

3.17                        Intellectual Property.

(a)                                 Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”).  With respect to each item of Company Registered Intellectual Property, (i) either the Company or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), (ii) the item is subsisting, (iii) to the Knowledge of the Company, the item is valid and enforceable, and (iv) no Proceeding is pending or, to Knowledge of the Company, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. No Company Owned Intellectual Property is, to the Knowledge of the Company, subject to any outstanding settlement, consent, ruling, or other Order restricting the use, ownership, disposition or enforcement thereof in any material respect.

The Company or one of its Subsidiaries solely owns all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens).  The Company and its Subsidiaries have the right to use all Intellectual Property that is necessary to conduct the businesses of the Company and its Subsidiaries as currently conducted, including all Company Material Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(b)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company nor the consummation of the Transactions, will result in the loss, forfeiture, termination, or other impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Intellectual Property or any Company Systems.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries is, or has been at any time since January 1, 2013, infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, including through the conduct of their respective businesses.  Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand, or other notice, or has been a party to any Proceeding (and, to the Knowledge of the Company, none of the foregoing have been threatened), since January 1, 2013 (i) alleging any infringement, misappropriation, dilution, or other violation of any Intellectual Property (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person), or (ii) challenging the ownership, use, legality, validity, enforceability, patentability or other registration of any Company Owned Intellectual Property.  To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, no Person is, or was at any time since January 1, 2013, infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or other notice, or has been a party to any Proceeding, since January 1, 2013 alleging any infringement, misappropriation, dilution, or other violation of any Company Owned Intellectual Property in any material respect.

(d)                                 The Company and its Subsidiaries have taken commercially reasonable actions, consistent with their reasonable business judgment, to maintain and protect the Company Owned Intellectual Property.  All Company Owned Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance.  To the Knowledge of the Company, there has been no unauthorized use or disclosure of any Company Material Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of inventions, improvements, designs, original works of authorship or other Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with the Company or one of its Subsidiaries or predecessors pursuant to which such Person, has assigned or otherwise vested sole ownership of such Intellectual Property in the Company or one of its Subsidiaries in accordance with applicable Laws, and is bound to protect and maintain the confidential information of the Company and its Subsidiaries (and to the Knowledge of the Company, no such Person has breached its obligations with respect to any Company Material Intellectual Property under any such agreement).

(e)                                  The computer systems, including the software, hardware, networks, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) are sufficient in all material respects for the conduct of the respective businesses of the Company and its Subsidiaries as presently conducted.  In the last twenty-four (24) months, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any Company Systems that have caused, or could reasonably be expected to result in, any material disruption or material interruption in or to the use of any Company Systems or the conduct of the businesses of the Company or any of its Subsidiaries.  The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities.  Since January 1, 2014, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, to the Knowledge of the Company, there have not been any incidents of unauthorized use of or access, or any other security breaches, with respect to, any of the Company Systems (including with respect to any data or other information contained therein). Since January 1, 2014, (i) the Company and its Subsidiaries have, to the Knowledge of the Company, complied in all material respect with all Data Privacy and Security Laws applicable to them, (ii) the Company and its Subsidiaries have not received any written charges, complaints, claims demands or other notices alleging that the Company or any of its Subsidiaries has violated any applicable Data Privacy and Security Laws, and (iii) neither the Company nor any of its Subsidiaries has, to the Knowledge of the Company, made or suffered any unauthorized acquisition, access, use or disclosure of any Personal Data that would trigger a notification or reporting requirement under any Data Privacy and Security Laws or been subject to any (A) audits relating to Personal Data that were conducted other than in the ordinary course of business and that either revealed any violations of any applicable Data Privacy and Security Laws in any material respect, or that triggered a notification or reporting requirement thereunder, or (B) investigations relating to Personal Data that revealed any violations of any applicable Data Privacy and Security Laws in any material respect or triggered a notification or reporting requirement thereunder.

3.18                        Broker’s Fees.  Except for the financial advisors’ fees set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.19                        Opinion of Financial Advisor.  Deutsche Bank Securities Inc., the Company’s financial advisor has delivered to the Company Board its opinion, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be received in the Merger by the holders of Shares (other than Parent and its affiliates) pursuant to this Agreement is fair from a financial point of view to such holders.

3.20                        Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance of a scope and coverage as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums due and payable thereon have been paid and (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination of any material insurance policy maintained by the Company or any of its Subsidiaries.

3.21                        Affiliate Transactions. Since January 1, 2014, there have not been any transactions, Contracts or understandings or series of related transactions, Contracts, or understandings required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date of this Agreement.

3.22                        Product Liability; Recalls. Since January 1, 2014, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) each product sold or otherwise delivered by the Company or any of its Subsidiaries has been in material conformity with all applicable contractual commitments and all express and implied warranties, and neither the Company nor any of its Subsidiaries has any liability for replacement or repair of any such products or other damages or other costs in connection therewith, except as set forth in the Company SEC Financial Statements and (b) there have been no product recalls by, or otherwise relating to products manufactured or sold by, the Company or any of its Subsidiaries.

3.23                        No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.  Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their

Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1                               Corporate Organization.  Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2                               Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party.  The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party.  Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a Proceeding at law or in equity).

4.3                               No Conflicts.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with the terms and provisions hereof will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach or violation of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Assuming the accuracy of the representations and warranties of the Company in Section 3.4, the execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the filing with the SEC of the Proxy Statement, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, (ii) filings required under, and compliance with any applicable requirements of, the HSR Act and any other applicable Competition Laws, (iii) the filing and effectiveness of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations or notifications would not reasonably be expected to have a Parent Material Adverse Effect.

4.4                               Litigation.  There is no Proceeding pending, or, to the Knowledge of Parent, threatened that has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.5                               Financing.  Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and Equity Commitment Letter.  Neither of the Commitment Letters has been amended or modified in any manner prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect.  Neither Parent nor Merger Sub is a party to any agreement, side letter or other arrangement relating to the Financing that could reasonably be expected to affect the availability of the Financing on the Closing Date, or that could reasonably be expected to make the funding of the Financing on the Closing Date less likely to occur, other than as set forth in the Commitment Letters.  On the Closing Date, assuming the accuracy of the representations and warranties of the Company set forth in Article 3 and compliance by the Company with its obligations pursuant to Section 5.1, the aggregate proceeds of the Financing, to the extent funded in accordance with the terms of the Commitment

Letters (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), will be sufficient for Parent and Merger Sub to consummate the transactions contemplated hereby, including the payment of the Merger Consideration, in accordance with the terms hereof.  As of the date hereof, the Commitment Letters are in full force and effect and represent valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver in accordance with the terms thereof of the Financing Conditions, except as may be limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a Proceeding at law or in equity).  Parent has fully paid (or caused to be fully paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Commitment Letters.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any of the Commitment Letters.  The only conditions precedent or other contingencies related to the funding of the full amount of the Financing on the Closing Date are the Financing Conditions.  As of the date hereof, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing in an amount sufficient to consummate the transactions contemplated hereby will not be made available to Parent on the Closing Date.  Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the Merger is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

4.6                               Guaranty.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the Guaranty dated as of the date hereof.  The Guaranty is in full force and effect and is a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms, except as may be limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a Proceeding at law or in equity).  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of either Guarantor under the Guaranty.

4.7                               Proxy Statement; Other Information.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub to such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein).

4.8                               Ownership of Company Capital Stock.  None of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares as of the date hereof.  Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.9                               Solvency.  Assuming (a) that the representations and warranties of the Company set forth in Section 3.5(c) and Section 3.5(e) (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) are true and correct in all material respects as of the Effective Time, (b) that the most recent financial forecasts relating to the Company and its Subsidiaries delivered to Parent prior to the date of this Agreement have been prepared in good faith and on assumptions that were reasonable at the time such forecasts were prepared and continue to be reasonable, and (c) the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, then, immediately after the Effective Time, after giving effect to the consummation of the Merger and the consummation of the Financing, the Surviving Corporation will be Solvent.  For purposes of the foregoing, “Solvent” means (i) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries will exceed the value of all liabilities of the Surviving Corporation and its Subsidiaries as they mature or become due; (ii) the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged; and (c) the Surviving Corporation will be able to pay its liabilities, including contingent liabilities, as they mature in the ordinary course of business.

4.10                        Ownership of Parent and Merger Sub.  All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent.  Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, has not prior to the date hereof engaged in any business or other activities.

4.11                        Brokers.  Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.12                        No Other Representations and Warranties.  Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets (including Intellectual Property), liabilities, results of operations, financial condition and prospects of the Company and each of them acknowledges that it and its Representatives have received sufficient access to members of management and other employees, books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have requested in order to make an informed investment decision.  Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and each of Parent or Merger Sub expressly disclaims reliance upon, any express or implied representation, warranty or statement with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement including the accuracy or completeness thereof other than the representations and warranties contained in Article 3.  Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the

Company and its Subsidiaries, and their respective affiliates, stockholders, controlling persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article 3 (as qualified by the Company Disclosure Schedule).

ARTICLE 5
COVENANTS

5.1                               Conduct of Business by the Company Pending the Closing.  Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly required or permitted by any other provision of this Agreement, or with the prior written consent of Parent, the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business in a manner consistent with past practice, (ii) use its reasonable best efforts to keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations and (iii) perform or comply with in all material respects all covenants and agreements required to be performed or complied with by them under the Brillion SPA.  Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly required or permitted by any other provision of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a)                                 amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b)                                 issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options and Company RSUs outstanding as of the date hereof in accordance with their terms;

(c)                                  sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of the Company or any of its Subsidiaries (other than Intellectual Property), except (i) pursuant to the express terms of any Company Material Contract in effect as of the date hereof, (ii) the sale or disposition of property or assets with a fair market value not in excess of $1 million individually or $2 million in the aggregate, or (iii) the sale of inventory in the ordinary course of business consistent with past practice;

(d)                                 sell, assign, pledge, transfer, license, abandon, or otherwise dispose of any Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

(e)                                  declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(f)                                   reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except with respect to any wholly owned Subsidiary of the Company;

(g)                                  merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to any wholly owned Subsidiary of the Company;

(h)                                 acquire (including by merger, consolidation, or acquisition of stock or assets) any Person (or any business line or division thereof) or assets, other than acquisitions of inventory, raw materials and other property in the ordinary course of business consistent with past practice;

(i)                                     incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money, except for borrowings under the Company’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j)                                    make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of the Company);

(k)                                 terminate, cancel or renew, or agree to any material amendment to or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l)                                     make any capital expenditure in excess of the Company’s capital expenditure budget as disclosed to Parent prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $2 million;

(m)                             except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan disclosed in Section 3.11(a) of the Company Disclosure Schedule or any Company Labor Agreement disclosed in Section 3.12(a) of the Company Disclosure Schedule, or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement disclosed in Section 3.11(a) of the Company Disclosure Schedule:  (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees (other than officers) of the Company or any of its Subsidiaries); (B) amend any Company Benefit Plan or Company Labor Agreement, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a Company Benefit Plan or Company Labor Agreement; provided, that the Company and its Subsidiaries may renew or extend the terms of any Company Benefit Plan or Company Labor Agreement on the same terms as in existence on the date hereof; (C) except as provided in Section 2.4, take any action to amend or waive any performance or vesting criteria or exercise any discretionary authority to (I) increase the number of Performance RSUs that would vest at the Effective Time to a number that exceeds the applicable Target Performance RSU Level, as further prorated to reflect the portion of the performance period applicable to each such Performance RSU that will have elapsed as of the Effective Time or (II) increase the amount payable pursuant to any Performance Cash Award that would be payable at the Effective Time to an amount that exceeds the applicable target level for such Performance Cash Award as provided in the Company Cash Award Schedule, as further prorated to reflect the portion of the performance period applicable to each such Performance Cash Award that will have elapsed as of the Effective Time, or (III) accelerate vesting, exercisability or funding under any Company Benefit Plan, including, for the avoidance of doubt, exercising any discretionary authority to accelerate the vesting of any Performance RSUs or Company Cash Awards or; (D) terminate the employment of any officer;

(n)                                 make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(o)                                 compromise, settle or agree to settle any Proceeding, other than compromises, settlements or agreements of Proceedings (excluding any Transaction Litigation) in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $500,000 individually, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(p)                                 make, change or revoke any material Tax election, file any amended material Tax Return, enter into any material closing agreement, surrender any right to claim a refund of a material amount of Taxes, consent to an extension or waiver of the limitation period applicable to any Tax claim or assessment, fail to pay any material Tax that becomes due and payable (including estimated Tax payments), prepare or file any material Tax Return in a manner inconsistent with past practice (except as otherwise required by applicable law), adopt or change any of its material methods of reporting income or deductions for Tax purposes or other material Tax accounting method, or settle or compromise any material Tax liability or settle any material Tax claim, audit or dispute;

(q)                                 enter into any new line of business or materially alter any existing line of business;

(r)                                    implement any employee layoffs in violation of the WARN Act, or, other than in the ordinary course of business consistent with past practice, any other layoffs, reductions in force, early retirement programs, or other voluntary or involuntary employment termination programs;

(s)                                   voluntarily cancel, terminate or fail to renew (in a form and amount consistent with past practice) any material insurance policies covering the Company, any of its Subsidiaries or any of their respective businesses, assets or properties; or

(t)                                    authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2                               Access to Information; Confidentiality.

(a)                                 From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to:  (i) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) promptly furnish during normal business hours such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company reasonably believes that doing so would: (A) result in the loss of attorney-client privilege (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or otherwise breach, contravene or violate any effective Contract existing on the date hereof to which the Company or any of its Subsidiaries is a party (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the disclosure of any such trade secrets or otherwise breach, contravene or violate any such Contracts), or (C) breach, contravene or violate any applicable Law.

(b)                                 Each of Parent and Merger Sub agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 5.2 for any competitive or other purpose unrelated to the consummation of the Merger.  The Confidentiality Agreement, dated April 21, 2016, by and between the Company and Crestview Partners, L.L.C. (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives.  Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to (on behalf of Parent or Merger Sub), contact or otherwise communicate with the employees (other than members of the Company’s senior leadership team), customers, suppliers, distributors of the Company and its Subsidiaries, or, except as required pursuant to Section 5.5, any Governmental Entity, regarding the business of the Company, this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.3                               No Solicitation.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is 35 calendar days following the date of this Agreement (the “Solicitation Period End Date”), the Company, its Subsidiaries, directors, officers, employees and other Representatives shall have the right to, directly or indirectly, (A) solicit, initiate, facilitate and encourage any Acquisition Proposals or the making thereof, including by way of furnishing nonpublic information to any Third Party pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that any non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is provided or made available to such Third Party; and (B) enter into, continue or otherwise participate in any discussions or negotiations with a Third Party with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal.

(b)                                 Except as expressly permitted by this Section 5.3, from and after the Solicitation Period End Date, the Company shall, and shall cause its Subsidiaries and Representatives to, (x) immediately cease and cause to be terminated any discussions or negotiations with any Third Party that may be ongoing with respect to any Acquisition Proposal, and (y) deliver a written notice to any such Third Party to the effect that the Company is terminating all discussions and negotiations with such Third Party with respect to any Acquisition Proposal, and requesting that such Third Party promptly return or destroy all confidential information concerning the Company and its Subsidiaries.  Except as expressly permitted by this Section 5.3, from and after the Solicitation Period End Date until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its other Representatives not to on behalf of the Company, (x) initiate, solicit, facilitate or knowingly encourage any Acquisition Proposal or the making or submission thereof, or (y) engage in, continue or otherwise participate in any discussions or negotiations with a Third Party regarding any Acquisition Proposal (other than to inform any Third Party of the existence of the provisions contained in this Section 5.3), or (z) furnish or provide any nonpublic information in connection with, any Acquisition Proposal.  Except as expressly permitted by this Section 5.3, from and after the Solicitation Period End Date until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article 7, neither the Company Board nor any committee thereof shall (i) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (ii) withdraw, change, qualify, withhold or modify, or publicly propose to withdraw, change, qualify, withhold or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (iii) fail to include the Company Board Recommendation in the Proxy Statement, (iv) in the event a tender offer that constitutes an Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days, (v) approve, authorize or cause or permit the Company or any of its Subsidiaries to enter into any merger agreement, acquisition agreement, letter of intent, memorandum of understanding or other similar agreement relating to any Acquisition Proposal (a “Company Acquisition Agreement”), or (vi) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i), (ii), (iii) or (iv) of this sentence, or any action set forth in the foregoing clause (vi) of this sentence (to the extent related to the foregoing clauses (i), (ii), (iii) or (iv) of this sentence), a “Change of Board Recommendation”).  No later than one (1) Business Day following the Solicitation Period End Date, the Company shall notify Parent in writing of the identity of each Exempted Person, together with an unredacted copy of the Acquisition Proposal submitted by such Exempted Person, or, where such Acquisition Proposal was not submitted in writing, a reasonably detailed written summary of the material terms of such Acquisition Proposal. Notwithstanding the commencement of the obligations of the Company under this Section 5.3(b), from and after the Solicitation Period End Date, the Company may continue to engage in the activities described in the second sentence of this Section 5.3(b) with respect to any Acquisition Proposal submitted by an Exempted Person on or before the Solicitation Period End Date until 11:59 p.m. (New York City time) on the earliest of (A) the date on which such Acquisition Proposal expires by its terms, (B) the date on which such Exempted Person has otherwise terminated or withdrawn such Acquisition Proposal (provided that, for the avoidance of doubt, any amended or revised Acquisition Proposal submitted by such Exempted Person shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Acquisition Proposal) and (C) the 30th calendar day after the Solicitation Period End Date; provided, that, such date shall be automatically extended to be two Business Days after the end of any Notice Period that would otherwise expire following such 30th calendar day deadline.

(c)                                  Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time following the Solicitation Period End Date and prior to the receipt of the Company Stockholder Approval (i) the Company has received a bona fide written Acquisition Proposal from a Third Party, (ii) the Company has not breached this Section 5.3 (excluding immaterial, unintentional violations) with respect to such Acquisition Proposal and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements and (B) participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that any non-public information concerning the

Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is provided or made available to such Third Party.

(d)                                 From and after the Solicitation Period End Date, the Company shall promptly (and in any event within the later of 24 hours and 5:00 p.m. (New York City time) on the next Business Day) notify Parent in writing of the receipt of any Acquisition Proposal, which notice shall identify the Third Party making such Acquisition Proposal and include a copy of such Acquisition Proposal (or, where such Acquisition Proposal was not submitted in writing, a reasonably detailed written summary of the material terms of such Acquisition Proposal).  Without limiting the foregoing, the Company shall keep Parent promptly informed (and in any event within the later of 24 hours and 5:00 p.m. (New York City time) on the next Business Day) of any material changes or developments relating to such Acquisition Proposal (including any change in the price or other material terms thereof).  The Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e)                                  Notwithstanding anything to the contrary contained in Section 5.3(b), if the Company has received a bona fide written Acquisition Proposal (other than as a result of a breach of this Section 5.3) (excluding any immaterial, unintentional violations)) from a Third Party (including an Exempted Person) that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval, effect a Change of Board Recommendation with respect to such Superior Proposal and terminate this Agreement pursuant to Section 7.1(f), subject to the requirements of this Section 5.3(e). The Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(e) or terminate this Agreement pursuant to Section 7.1(f) unless:

(i)                                     the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make such a Change of Board Recommendation in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(ii)                                  the Company shall have provided to Parent at least three Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such actions, which notice shall specify the basis for such Change of Board Recommendation, the identity of the Third Party making such Superior Proposal, the material terms and conditions of such Superior Proposal, and shall include a copy of the most current draft of the Company Acquisition Agreement to be entered into in respect of such Superior Proposal and any other material documents with respect thereto;

(iii)                               during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its Representatives to have, engaged in good faith negotiations with Parent and its Representatives regarding any amendments or modifications to this Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(iv)                              at the end of such Notice Period, the Company Board shall have considered in good faith any proposed amendments or modifications to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., New York City time, on the last day of the Notice Period, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect and that failure to make a Change of Board Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

In the event of any change to the price terms or any other material revision or amendment to the terms of such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(e) (which shall apply mutatis mutandis) with respect to such new written notice.

(f)                                   Notwithstanding anything to the contrary contained in Section 5.3(b), the Company Board (or a duly authorized committee thereof) may, at any time prior to the receipt of the Company Stockholder Approval, effect a Change of Board Recommendation if the Company Board (or a duly authorized committee thereof) determines in good faith that an Intervening Event has occurred and is continuing, subject to the requirements of this Section 5.3(f).  The Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(f) unless:

(i)                                     the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law;

(ii)                                  the Company shall have provided to Parent at least four Business Days’ prior written notice of the Company’s intention to take such action, which notice shall specify the basis for such Change of Board Recommendation, including all available material information with respect to such Intervening Event;

(iii)                               during such four Business Day period, if requested by Parent, the Company shall have, and shall have caused its Representatives to have, engaged in good faith negotiations with Parent and its Representatives regarding any amendments or modifications to this Agreement proposed in writing by Parent and intended to enable the Company Board to proceed with the Company Board Recommendation; and

(iv)                              at the end of such four Business Day period, the Company Board shall have considered in good faith any proposed amendments or modifications to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent no later than 11:59 a.m., New York City time, on the last day of such four Business Day period, and shall have determined in good faith, after consultation with its outside legal counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(g)                                  Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties or violate Applicable Law.  The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

(h)                                 The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.3 by any of its Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

(i)                                     For purposes of this Agreement:

(i)                                     “Acquisition Proposal” means any inquiry, offer or proposal from a Third Party concerning (A) a merger, consolidation or other business combination transaction involving the Company, (B) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing 20% or more of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as determined in good faith by the Company Board (or any duly authorized committee thereof), (C) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing 20% or more of the voting power of the Company, or (D) any combination of the foregoing (in each case, other the Merger).

(ii)                                  “Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” shall be replaced by “50%”) that is not solicited or received in violation of this Section 5.3 and that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account such factors as the Company Board (or any duly authorized committee thereof) considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), is reasonably likely to be consummated in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s stockholders than the Merger (taking into account any Proposed Changed Terms).

(iii)                               “Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence that is material to the Company and its Subsidiaries that (A) was not known to or by the Company Board and could not reasonably be expected to have been known to or by the Company Board as of or prior to the date of this Agreement (or if known, the magnitude or material consequences of which were not known and could not reasonably be expected to have been known to or by the Company Board as of or prior to the date of this Agreement), and (B) does not involve or relate to the receipt, existence or terms of an Acquisition Proposal.

(iv)                              “Exempted Person” means any Person or group of Persons (so long as, in the case of a group of Persons, the members of such group who were members of such group immediately prior to the Solicitation Period End Date constitute more than 50% of the equity financing of such group of Persons at all times following the Solicitation Period End Date), from whom the Company or any of its Representatives has received a bona fide Acquisition Proposal after the date of execution of this Agreement and prior to the Solicitation Period End Date and with whom the Company or any of its Representatives are engaged in good faith negotiations with respect to such Acquisition Proposal as of the Solicitation Period End Date and, on or before the Solicitation Period End Date, the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and such Acquisition Proposal has not been withdrawn and has not expired or been terminated as of the Solicitation Period End Date. Notwithstanding anything contained in this Section 5.3 to the contrary, any Exempted Person shall cease to be an Exempted Person for all purposes under this Agreement upon the earlier to occur of (A) such time as the Acquisition Proposal made by such Person is withdrawn, expires or is terminated (provided that, for the avoidance of doubt, any amended or revised Acquisition Proposal submitted by such Exempted Person shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Acquisition Proposal) and (B) the 30th calendar day after the Solicitation Period End Date; provided, that, such date shall be automatically extended to be two Business Days after the end of any Notice Period that would otherwise expire following such 30th calendar day deadline (unless, prior to such time, the Company has entered into a Company Acquisition Agreement with respect to such Superior Proposal and terminated this Agreement in accordance with Section 7.1(f)).

5.4                               SEC Filings; Other Actions.

(a)                                 As promptly as reasonably practicable after the execution of this Agreement, but no later than within twenty Business Days, the Company shall prepare and file the Proxy Statement with the SEC, which shall, subject to a Change of Board Recommendation having been effected in accordance with Section 5.3, include the Company Board Recommendation.  Parent and Merger Sub, and their counsel, shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to any reasonable additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel.  The Company shall use its reasonable best efforts to respond to and resolve as promptly as practicable any comments by the SEC staff in respect of the Proxy Statement.  The Company will cause the definitive Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Meeting as promptly as practicable after the date of this Agreement, and in no event more than five Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement; provided, however, that the Company shall not be obligated to mail the definitive Proxy Statement to the Company’s stockholders prior to the date that is five Business Days after the Solicitation Period End Date.  The Company shall provide Parent and its counsel with copies of any written comments, and shall provide them a summary of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Proxy Statement as promptly as practicable after receipt of such comments, and any written or oral responses thereto.  Parent and its counsel shall be given a reasonable opportunity to review any such responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel.  Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning themselves and their affiliates as promptly as practicable following the Company’s reasonable request therefor.  The Company and Parent each agree to promptly correct any information provided by it for use in the Proxy Statement that shall have become false or misleading in any material respect.

(b)                                 Subject to the other provisions of this Agreement, the Company shall (i) take all action necessary in accordance with the DGCL, the Company Charter, and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the mailing of the Proxy Statement (but no later than thirty-five days thereafter, unless otherwise mutually agreed by Parent and the Company) for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), with the record date and meeting date of the Company Meeting to be selected after reasonable consultation with Parent, and (ii) subject to a Change of Board Recommendation having been effected in accordance with Section 5.3, shall include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated hereby (including by postponing or adjourning the Company Meeting, after consultation with Parent, to allow additional solicitation of proxies in order to obtain the Company Stockholder Approval if necessary).  The Company may postpone or adjourn the Company Meeting from time to time (i) with the consent of Parent, (ii) if a quorum has not been established, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting, (iv) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approval or (v) if required by Law.

5.5                               Appropriate Action; Consents; Filings.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable

Law to consummate and make effective the Merger and the other Transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities (including those in connection with applicable Competition Laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with applicable Competition Laws), (iii) resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging the Merger or the completion of the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement.  Each of the parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.  Subject to applicable Law relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the Transactions.  In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.  Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and shall cause their respective affiliates to, make or cause to be made all filings required under applicable Competition Laws with respect to the Transactions as promptly as practicable and, in any event, file all required HSR Act notifications within ten (10) Business Days after the date of this Agreement.  Notwithstanding anything to the contrary in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing shall be governed exclusively by Section 5.10 and Section 5.11, and not this Section 5.5.

(b)                                 Without limiting this Section 5.5, Parent agrees to use its best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve, avoid or eliminate each and every impediment under any applicable Competition Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable (and in any event, no later than the Extended Outside Date), including (i) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries or (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent or the Company or any of their respective Subsidiaries in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date, as applicable. If such efforts fail to resolve, avoid or eliminate each and every impediment under any applicable Competition Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur, then Parent shall, at the written request of the Company, use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable (and in any event, no later than the Extended Outside Date).  Notwithstanding the foregoing or any other provision of this Agreement, none of Parent, the Company or any of their respective Subsidiaries shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries that, in each case, is not conditioned on the consummation of the Transactions.

(c)                                  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger.

5.6                               Certain Notices.  From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 being incapable of satisfaction. Any such notice pursuant to this Section 5.6 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.7                               Public Announcements.  So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (b) with respect to any press release or other public statement by the Company permitted by Section 5.3.  The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.  The Company shall file a current report on Form 8-K with the SEC attaching its press release and copy of this Agreement as exhibits.

5.8                               Employee Benefit Matters.

(a)                                 From the Effective Time until December 31, 2017, except as otherwise agreed with the Chief Executive Officer of the Surviving Corporation, Parent shall (i) provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who remains so employed immediately after the Effective Time (each a “Continuing Employee”) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time and (ii) provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide benefits and target annual cash bonus opportunity (excluding equity award compensation) to each Continuing Employee that are substantially comparable in the aggregate to the benefits and target annual cash bonus opportunity (excluding equity award compensation) provided to the Continuing Employees immediately prior to the Effective Time under the Company Benefit Plans listed in Section 3.11(a) of the Company Disclosure Schedule.

(b)                                 Without limiting the generality of Section 5.8(a), Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to honor in accordance with their terms (including the terms to amend, modify or terminate) all of the Company’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any employee), in each case, listed on Section 3.11(a) of the Company Disclosure Schedule.

(c)                                  With respect to benefit plans maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, level of vacation, paid time off and severance benefits, and vesting (but not for purposes of benefit accruals, early retirement subsidies, or in relation to any equity or equity-based compensation or benefit) each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the same extent and for the same purpose as such service was credited to such Continuing Employee under the analogous Company Benefit Plan as of the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits and the foregoing service credit shall not apply with respect to any defined benefit plan.

(d)                                 Parent shall use, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to use, commercially reasonable efforts to: (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any group health benefit plan maintained by Parent or any of the Parent Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would have applied or would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time; and (ii) to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant group health benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time but in such calendar year.

(e)                                  Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture that did not apply under the applicable Company Benefit Plan as of the date hereof and shall not limit future accrual to the extent not limited under the applicable Company Benefit Plan as of the date hereof.

(f)                                   Without limiting the generality of Section 8.10, the provisions of this Section 5.8  are solely for the benefit of the parties to this Agreement, and no Continuing Employee (or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals.  Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company Benefit Plan or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, programs or Contracts.

5.9                               Indemnification.

(a)                                 From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred (provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification for such matter), to the fullest extent permitted under applicable Law, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to any action or omission by such Indemnitee relating to their position with the Company or its Subsidiaries, including as a fiduciary of a Company Benefit Plan, occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b)                                 Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of an Indemnitee as provided in (i) the Company Charter, the Company Bylaws or similar organization documents of any Subsidiary of the Company in effect as of the date of this Agreement and (ii) any indemnification Contract of the Company or its Subsidiaries in effect as of the date of this Agreement listed on Section 5.9 of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms.  For a period of no less than six years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of an Indemnitee as provided in (i) the Company Charter, the Company Bylaws or similar organization documents of any Subsidiary of the Company in effect as of the date of this Agreement and (ii) any indemnification Contract of the Company or its Subsidiaries in effect as of the date of this Agreement listed on Section 5.9 of the Company Disclosure Schedule, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c)                                  For six years from and after the Effective Time, Parent shall maintain for the benefit of those persons that are directors and officers of the Company as of the date of this Agreement and as of the Closing Date, directors’ and officers’ liability insurance and fiduciary liability insurance that provides coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing directors’ and officers’ liability insurance and fiduciary liability insurance policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage then available; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions.

(d)                                 In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e)                                  The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement or in any indemnification Contract of the Company or its Subsidiaries in effect as of the date of this Agreement listed on Section 5.9 of the Company Disclosure Schedule.  From and after the Effective Time, the obligations of Parent under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f)                                   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10                        Financing.

(a)                                 Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing and to consummate the Debt Financing on the Closing Date in accordance with the terms of the Debt Commitment Letter, including the following:

(i)                                     maintaining in effect the Debt Commitment Letter and not permitting, without the prior written consent of the Company, any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter, if such amendment, modification, waiver or replacement: (A) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) below the amount necessary to consummate the transactions contemplated by this Agreement (unless the Equity Financing has been increased by a corresponding amount or Alternative Debt Financing has been made available in a corresponding amount) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay (taking into account the Marketing Period) or prevent the Closing or (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) on the Closing Date less likely to occur (provided, that (x) Parent may amend or amend and restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof; and (y) Parent shall keep the Company reasonably apprised of the status of the Debt Financing, and shall promptly furnish to the Company copies of any drafts of definitive agreements or other definitive documentation with respect to such amendment, modification, waiver or replacement of any Debt Commitment Letter that could reasonably be expected to affect the Debt Financing in the manner contemplated by the foregoing subclauses (A) and (B) of this clause (i));

(ii)                                  satisfying on or prior to the Closing Date all conditions to the Debt Financing that are applicable to, and within the control of, Parent and/or the Parent Subsidiaries; and

(iii)                               negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter or as may otherwise be agreed (taking into account the limitations on amendments thereto as set forth in Section 5.10(a)(i)) (including any “market flex” provisions related thereto) and providing copies of drafts thereof exchanged with the Financing Sources to the Company following the Company’s reasonable request therefor.

(b)                                 Parent shall give the Company prompt notice of (i) any material breach or repudiation by any party to the Commitment Letters of which Parent becomes aware if such breach could reasonably be expected to result in a material delay of the Closing Date or (ii) the receipt of any written notice of termination of the Debt Commitment Letter.

(c)                                  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement and as a result of which alternative financing sources are not otherwise then available), Parent shall, as promptly as practicable, notify the Company of such event and the reasons therefor (to the extent known) and use its reasonable best efforts to obtain alternative financing (“Alternative Debt Financing”) on terms and conditions no less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) than those set forth in the Debt Commitment Letter in an amount, when added to the portion of the Financing being replaced that is still available, such that the aggregate funds available to Parent at Closing will be sufficient to consummate the transactions contemplated by this Agreement.  In the event that Parent obtains Alternative Debt Financing pursuant to this Section 5.10(c), references to the “Debt Financing,” the “Financing,” the “Debt Commitment Letter” and the “Commitment Letters” (and other like terms in this Agreement) shall be deemed to be modified to refer to such Alternative Debt Financing.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.10 will require, and in no event will the reasonable best efforts of Parent be deemed or construed to require, Parent to (i) seek the Equity Financing from any source other than the investment funds party to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees materially in excess of those contemplated by the Debt Commitment Letter (including all “market flex” provisions related thereto).

5.11                        Debt Financing Cooperation.

(a)                                 Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such cooperation in connection with the arrangement, syndication and consummation of the Debt Financing as is reasonably requested by Parent; provided, that the Company shall in no event be required to provide such assistance that shall unreasonably interfere with its business operations.  Such assistance shall include the following, each of which shall be at Parent’s written request with reasonable prior notice and at Parent’s sole cost and expense:

(i)                                     participation by the senior management team of the Company in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) preparation of customary marketing material and due diligence sessions and drafting sessions related thereto and (B) a reasonable number of road shows and meetings with prospective lenders and debt investors (including a customary lender meeting with the Financing Sources acting as lead arrangers or agents for, and material prospective Financing Sources for, the Debt Financing);

(ii)                                  participation by senior management of the Company in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)                               delivery to Parent and its Financing Sources of the Financing Information and Financing Deliverables;

(iv)                              providing and executing documents as may be reasonably requested by Parent, including customary authorization letters and confirmations in connection with the Financing Information;

(v)                                 subject to customary confidentiality agreements, using commercially reasonable efforts to cooperate with the due diligence investigation of the Financing Sources in connection with the Debt Financing, to the extent customary and reasonable;

(vi)                              reasonably cooperating with Parent in satisfying on a timely basis all conditions to funding set forth in the Debt Commitment Letter and the applicable Debt Financing Documents that are within the control of the Company;

(vii)                           if reasonably requested in writing at least ten (10) business days prior to Closing, providing at least three (3) Business Days prior to Closing, all documentation and other information with respect to the Company and the Subsidiaries of the Company that are guarantors under the Debt Financing Documents, that any Financing Source has reasonably determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001);

(viii)                        cooperating in the prepayment in full and termination in full of any Existing Indebtedness of the Company or its Subsidiaries, the termination in full of all guaranties and security interests in connection therewith and the delivery of customary payoff letters, lien releases and termination documentation with respect to the foregoing, in each case reasonably satisfactory to Parent;

(ix)                              using reasonable best efforts to (A) permit the prospective Financing Sources involved in the Debt Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (B) cooperate with Parent to establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and (C) permit representatives of the prospective Financing Sources to conduct customary commercial field examinations, inventory and intellectual property appraisals and make audits and appraisals delivered for the purposes of the Debt Financing;

(x)                                 participation by senior management of the Company in the negotiation of the Debt Financing Documents; and

(xi)                              requesting that its independent auditors as of the Closing cooperate with the Debt Financing, including by providing the Specified Auditor Assistance;

provided, however, that, (A) no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than the authorization and representation letters referred to above) shall be effective until the Closing and (B) none of the Company or any of its Subsidiaries shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Effective Time.

(b)                                 The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Entity); provided, that the Company shall communicate in writing their comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials. The Company shall not be required to agree to any contractual obligation relating to the Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company and its affiliates upon the termination of this Agreement.  The Company shall not be required to deliver or cause the delivery of any legal opinions (but will cooperate in providing information with local counsel to the Company) or reliance letters in connection with the Debt Financing.

(c)                                  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.  In addition, the Company agrees that, upon Parent’s reasonable request, it will cooperate with Parent to supplement the Financing Information so that Parent may most effectively access the financing markets.

(d)

(i)                                     As soon as reasonably practicable after the receipt of any written request by Parent or Merger Sub to do so, the Company shall use its reasonable best efforts to commence offers to purchase (including change of control offers) and/or consent solicitations related to any or all of the outstanding aggregate principal amount and all other amounts due pursuant to or under the Company’s 9.5% senior secured notes due 2018 (the “Existing Notes”), on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the documents governing the applicable debt securities and applicable federal securities Laws.  The Company, and its counsel, shall be given a reasonable opportunity to review documentation with respect to any Debt Tender Offer before it is distributed to holders of the Existing Notes or filed with the SEC, as applicable, and Parent and Merger Sub shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel.  Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of the offer to purchase, consent solicitation statement, letter of transmittal and/or form of consent. The Company (A) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (B) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that, at the Effective Time, the Company has all funds necessary to pay for such notes that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. The dealer manager, solicitation agent, information agent, depositary, paying agent and/or any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Without limiting Section 5.11(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent. Parent acknowledges that the consummation of any Debt Tender Offer is not a condition to Closing.

(ii)                                  With respect to the Existing Notes, if requested by Parent or Merger Sub in writing on a timely basis, and solely to the extent permitted by the documents governing such securities, in lieu of commencing a Debt Tender Offer for such series, or in addition thereto, the Company shall, to the extent permitted by the applicable indenture or other documents governing such series of securities, (A) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of the Existing Notes pursuant to the requisite provisions of such indenture or other governing documents or (B) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of the Existing Notes pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time; provided, that any such redemption, defeasance, satisfaction and/or discharge must be conditioned on the occurrence of the Closing and shall be required only to the extent such condition is permitted by the documents governing the applicable debt securities. Parent shall only request the Company to conduct any transaction contemplated by this Section 5.11(d)(ii) in compliance with the documents governing the applicable debt securities and applicable federal securities Laws.  The Company, and its counsel, shall be given a reasonable opportunity to review documentation with respect to any redemption, defeasance, satisfaction and/or discharge of the Existing Notes before it is distributed to holders of the Existing Notes or filed with the SEC, as applicable, and Parent and Merger Sub shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel.  Parent shall ensure that, at the Effective Time, the Company has all funds necessary in connection with any such redemption, defeasance, satisfaction and/or discharge.  Parent acknowledges that the consummation of any redemption, defeasance, satisfaction and/or discharge of the Existing Notes is not a condition to Closing.

(e)                                  Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with their cooperation with the arrangement, syndication and consummation of the Debt Financing, the Debt Tender Offers and any redemption, defeasance, satisfaction and/or discharge of the Existing Notes pursuant to this Section 5.11; provided, however, that the foregoing shall not apply in the Company’s or its Subsidiaries’, or any of their respective Representatives’, willful misconduct or gross negligence.  Parent shall promptly reimburse the Company for all documented out-of-pocket third party costs and expenses incurred by the Company in connection with its cooperation pursuant to this Section 5.11.

(f)                                   Parent acknowledges and agrees that obtaining the Financing is not a condition to Closing.

5.12                        Parent Agreements Concerning Merger Sub.  Parent shall take all actions necessary or advisable to cause Merger Sub to perform its covenants, agreements and obligations under this Agreement in accordance with the terms hereof.  Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

5.13                        Takeover Statutes.  If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.14                        Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15                        Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors and officers relating to the transactions contemplated by this Agreement, including the Merger (“Transaction Litigation”), and no such settlement of any Transaction Litigation shall be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any Transaction Litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

5.16                        Stock Exchange Delisting.  The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1                               Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a)                                 The Company Stockholder Approval shall have been obtained.

(b)                                 The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of any Governmental Entity and there shall not be in effect any Law enacted or promulgated by any Governmental Entity that prevents or makes illegal the consummation of the Merger.

(c)                                  Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated, and any applicable Mexican Competition Law Approval shall have been obtained.

6.2                               Conditions to Obligations of the Company Under This Agreement.  The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)                                 Each representation and warranty of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the Effective Time as though made at and as of the Effective Time, except for representations and warranties that expressly relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Parent and Merger Sub shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c)                                  Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3                               Conditions to Obligations of Parent and Merger Sub Under This Agreement.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a)                                 Each representation and warranty of the Company (i) contained in Section 3.2(a) (Capitalization) shall be true and correct in all respects (other than de minimis exceptions) at and as of the Effective Time as though made at and as of the Effective Time, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time); (ii) contained in Sections 3.1 (Corporate Organization), 3.3 (Authority; Execution and Delivery; Enforceability) and 3.18 (Broker’s Fees) shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); and (iii) set forth in Article 3 (other than the representations and warranties referenced in the immediately foregoing clauses (i) and (ii)), without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the Effective Time as though made at and as of the Effective Time, except for representations and warranties that expressly relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Company shall have performed and complied with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date.

(c)                                  Since the date of this Agreement, there has not been any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(e)                                  The Company shall have delivered to Parent a statement in accordance with Treasury Regulations Sections 1.897-2(h) for purposes of satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3).

6.4                               Frustration of Closing Conditions.  Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was the failure of Parent or Merger Sub to perform any of its obligations under this Agreement.  The Company may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1                               Termination.  This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties:

(a)                                 By mutual written consent of Parent and the Company;

(b)                                 By either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting duly convened therefor or any adjournment or postponement thereof;

(c)                                  By either the Company or Parent, if any Governmental Entity shall have issued an Order permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order shall have become final and non-appealable or any Law enacted or promulgated by any Governmental Entity is in effect that prevents or makes illegal the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if the issuance of, or failure to resolve or have vacated or lifted, such Order was primarily due to a breach by such party of any of its covenants or agreements under this Agreement, including pursuant to Section 5.5;

(d)                                 By either the Company or Parent if the Effective Time shall not have occurred on or before January 26, 2017 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions in Article 6 other than Sections 6.1(b) or 6.1(c) have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), or have been waived by Parent and Merger Sub or the Company, as applicable, then Parent or the Company may, by written notice to the other party prior to 5:00 p.m. (New York City time) on the Initial Outside Date, extend the Outside Date to a later date, but in no event later than February 23, 2017 (the “Extended Outside Date”); provided that neither the Company nor

Parent may terminate this Agreement or extend the Outside Date pursuant to this Section 7.1(d) if it is in breach of this Agreement and such breach has primarily caused or resulted in the failure of the Closing to have occurred prior to the Outside Date.

(e)                                  By Parent, at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected a Change of Board Recommendation, whether or not in compliance with Section 5.3 (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(e) or 5.3(f) shall not (in and of itself) result in Parent or Merger Sub having any termination rights pursuant to this Section 7.1(e)); provided, that Parent’s right to terminate this Agreement pursuant to this Section 7.1(e) shall expire at 5:00 p.m. (New York City time) on the 15th calendar day following the date on which such right to terminate first arose;

(f)                                   By the Company, at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected, or determined to effect substantially concurrently with a termination pursuant to this Section 7.1(f), a Change of Board Recommendation with respect to a Superior Proposal, but only if the Company shall have complied with its obligations under Section 5.3 with respect to such Superior Proposal and shall have approved, and substantially concurrently with the termination hereunder, the Company shall have entered into, a Company Acquisition Agreement with respect to such Superior Proposal; provided, however, that such termination pursuant to this Section 7.1(f) shall not be effective and the Company shall not enter into any such Company Acquisition Agreement unless prior to or concurrently with such termination the Company has paid the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(g)                                  By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties, covenants or agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the applicable Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if Parent or Merger Sub is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement;

(h)                                 By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.2(a) and 6.2(b) prior to the applicable Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement; or

(i)                                     By the Company, if: (i) the Marketing Period has ended and all of the conditions set forth in Section 6.1 or Section 6.3 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date), (ii) the Company has delivered an irrevocable written notice to Parent stating that, if Parent performs its obligations hereunder and the Financing contemplated by the Commitment Letters is funded, the Closing will occur and (iii) Parent fails to consummate the transactions contemplated by this Agreement within three Business Days after delivery of such notice; provided, however, that during such three Business Day period after delivery of such notice by the Company, Parent shall not be entitled to terminate this Agreement pursuant to Section 7.1(d).

7.2                               Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.2(b), Section 5.11(e), Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors, Representatives or affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract, tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, that, subject to Section 7.3 and Section 7.4 (including the limitations on liability contained therein), nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach of any representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination.

7.3                               Company Termination Fee.

(a)                                 The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.  The “Company Termination Fee” means $8,000,000; provided, however, that if the Company terminates this agreement pursuant to Section 7.1(f) prior to the Solicitation Period End Date or with respect to an Exempted Person, then the Company Termination Fee means $4,000,000.

(b)                                 The parties hereto agree that if (x) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) or by Parent pursuant to Section 7.1(g) (solely with respect to a breach of a covenant or agreement), (y) an Acquisition Proposal has been publicly announced or made to the Company after the date hereof and not withdrawn (i) in the case of termination pursuant to Section 7.1(g), prior to the date of such termination, or (ii) in the case of termination pursuant to Section 7.1(b), prior to the date of the Company Meeting, and (z) the Company enters into a Company Acquisition Agreement or consummates an Acquisition Proposal within twelve months after such termination, then the Company shall pay the Company Termination Fee to Parent upon consummation of such Acquisition Proposal, and such amount, if any, paid pursuant to this Section 7.3(b) shall be reduced by the amount paid, if any, pursuant to Section 7.3(c).  For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(i)(i), except that the references to “20%” shall be deemed to be references to “50%”.

(c)                                  The parties hereto agree that if this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(g) (solely with respect to a breach of a covenant or agreement), then the Company shall pay to Parent the reasonable costs, fees and expenses incurred by Parent, its affiliates and their Representatives in connection with the investigation, due diligence, negotiation and documentation of this Agreement, such amount not to exceed $1,300,000 in the aggregate.  In the event the foregoing payment is paid to Parent and the Company Termination Fee thereafter becomes payable pursuant to Section 7.3(b), the Company Termination Fee otherwise payable shall be reduced by the amount of such payment previously paid to Parent pursuant to this Section 7.3(c).

(d)                                 All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(e)                                  Each of the parties acknowledges and agrees that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 7.3 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.  Accordingly, if the Company fails to pay the Company Termination Fee when due, and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for the Company Termination Fee, the Company shall pay to Parent, together with the Company Termination Fee, (A) interest on the Company Termination Fee from the date of termination of this Agreement at a rate per annum equal to the Prime Rate and (B) Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding.  For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(f)                                   In circumstances where the Company Termination Fee is payable in accordance with Section 7.3(a) or Section 7.3(b), Parent’s receipt of the Company Termination Fee (if received) from or on behalf of the Company shall be Parent’s and Merger

Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

7.4                               Parent Termination Fee.

(a)                                 The parties agree that (i) if this Agreement is terminated by the Company pursuant to Section 7.1(h) or Section 7.1(i), then Parent shall pay to the Company, as promptly as reasonably practicable (and, in any event, within two (2) Business Days) following such termination, $12,000,000 (the “Parent Termination Fee”).

(b)                                 All payments under this Section 7.4 shall be made by wire transfer of immediately available funds to an account designated in writing by the Company, or in the absence of such designation, an account established for the sole benefit of the Company.

(c)                                  Each of the parties acknowledges and agrees that (i) the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where the Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 7.4 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.  Accordingly, if Parent fails to pay the Parent Termination Fee when due, and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for the Parent Termination Fee, Parent shall pay to the Company, together with the Parent Termination Fee, (A) interest on the Parent Termination Fee from the date of termination of this Agreement at a rate per annum equal to the Prime Rate and (B) the Company’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding.  For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)                                 Notwithstanding anything to the contrary in this Agreement, if Parent fails to effect the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 or otherwise breaches this Agreement (including any Willful and Material Breach) or fails to perform its obligations hereunder, then, (i) except for the right of the Company to an injunction or specific performance in accordance with Section 8.14, the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise) of the Company Related Parties against Parent, Merger Sub, the Guarantors, each of their respective affiliates or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, Representatives or assignees or any former, current or future direct or indirect equity holder, general or limited partner, controlling Person, stockholder, member, manager, director, officer, employee, agent, affiliate, Representative or assignee of any of the foregoing (collectively, the “Parent Related Parties”) for such failure or breach shall be the right of the Company to terminate this Agreement as provided (and solely to the extent provided) in Section 7.1 and receive payment of the Parent Termination Fee pursuant to and solely to the extent provided by Section 7.4(a), either directly from Parent or from the Guarantors pursuant to the Guaranty, and (ii) following termination of this Agreement as provided (and solely to the extent provided) in Section 7.1 and payment of the Parent Termination Fee pursuant to and solely to the extent provided by Section 7.4(a), none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties for any losses or damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach (including any Willful and Material Breach) or failure to perform hereunder, or otherwise relating to or arising out of this Agreement or the transactions contemplated hereby (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise).

(e)                                  In the event that the Company terminates this Agreement in accordance with Section 7.1(h) or Section 7.1(i) and Parent or the Guarantors thereafter pay the Parent Termination Fee to the Company, then the Company agrees to cause any Proceeding pending in connection with this Agreement or any of the transactions contemplated hereby (including any Proceeding related to the Financing or the Guaranty) by the Company or any of its affiliates, and to use its reasonable best efforts to cause any such Proceeding by any other Company Related Party against Parent or any other Parent Related Party, to be dismissed with prejudice promptly, and in any event within three (3) Business Days, after payment of the Parent Termination Fee.  In no event shall the Company or any other Company Related Party seek any monetary damages from, or otherwise bring any Proceeding against, Parent or any other Parent Related Party in connection with this Agreement or any of the transactions contemplated hereby (including any Proceeding related to the Financing or the Guaranty), other than a Proceeding to recover payment of the Parent Termination Fee to the extent the Parent Termination Fee is not paid when due pursuant to Section 7.4(a) or for an injunction or specific performance in accordance with Section 8.14.  In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than in accordance with Section 8.14.

7.5                               Limitation on Recourse.  Other than with respect to the right to specific performance of the Equity Commitment Letter to the extent permitted by and in accordance with Section 8.14 and the Equity Commitment Letter (any such claims under the Equity Commitment Letter, the “ECL Claims”), and (b) recourse against the Guarantors under the Guaranty to the extent provided therein, any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as parties, and then only with respect to the specific obligations set forth in this Agreement. Other than the ECL Claims and such recourse against the Guarantors under the Guaranty, no Company Related Party or Parent Related Party (other than the Company, Parent or Merger Sub) shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Merger Sub or of or for any claim, investigation, or Proceeding, in each case under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person (including a claim to enforce the Debt Commitment Letter) or otherwise.  Notwithstanding anything to the contrary contained in this Agreement, no Company Related Party shall have any direct or indirect rights or claims against any Financing Party, in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement or the Debt Commitment Letter, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. Nothing in this Section 7.5 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each of the other parties thereunder or in connection therewith.

7.6                               Amendment.

(a)                                 This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without such approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b)                                 Notwithstanding anything to the contrary contained herein, Sections 7.5, 8.10, and 8.12(d) and this Section 7.6(b) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.5, 8.10, or 8.12(d) or this Section 7.6(b)) may not be modified, waived or terminated in a manner that is adverse to any Financing Party without the prior written consent of the Financing Sources.

7.7                               Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger

Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1                               Non-Survival of Representations and Warranties.  None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2                               Fees and Expenses.  Subject to Sections 7.2, 7.3 and 7.4, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3                               Notices.  Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by nationally recognized overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice pursuant to a notice delivered in accordance with this Section 8.3):

If to Parent or Merger Sub, addressed to it at:

c/o Crestview Partners III,L.P.

667 Madison Avenue, 10th Floor

New York, NY 10065

Attention: Alexander M. Rose

Facsimile: (212) 906-0789

Email: arose@crestview.com

with a copy to (for information purposes only):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Telecopy No.: (212) 446-4900

Attention: George P. Stamas

Alexander D. Fine

Email: gstamas@kirkland.com

alexander.fine@kirkland.com

If to the Company, addressed to it at:

Accuride Corporation

7140 Office Circle
Evansville, IN 47715

Attention: General Counsel

Telephone: (812) 962-5000

Facsimile: (812) 962-5470

Email: smartin@accuridecorp.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Tel:  (312) 876-7700

Fax:  (312) 993-9767

Attention:  Bradley C. Faris

Jason T. Morelli

Email:  bradley.faris@lw.com

jason.morelli@lw.com

8.4                               Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not prohibit the making of an Acquisition Proposal.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Brillion SPA” means that certain stock purchase agreement, dated as of September 2, 2016, by and among the Company, Truck Components Inc. and Grede Holdings LLC.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company Material Adverse Effect” means any change, event, condition, occurrence, development or effect (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries:  (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions taken by the Company that are required under this Agreement or taken with the consent of Parent, (e) the public announcement or pendency of this Agreement and the Merger, including the identity of Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding its plans or intentions with respect to the conduct of the business of the Company or any of its Subsidiaries (including any impact on the relationship of the Company or any its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), (f) any Transaction Litigation, (g) changes in the trading price or trading volume of Shares or any suspension of trading, provided that the underlying facts or circumstances giving rise or contributing to such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided that the underlying facts or circumstances giving rise or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Material Intellectual Property” means the Intellectual Property that is owned or licensed or otherwise used or held for use by the Company or any of its Subsidiaries and that is material to the business of the Company and its Subsidiaries.

“Company Owned Intellectual Property” means Company Material Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments, whether written or oral, to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting interests, capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Data Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of Personal Data, and all regulations promulgated thereunder, including, without limitation, the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (“HITECH”), the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, social security number protection Laws and data security and security breach notification Laws.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date of this Agreement, together with any fee letter referred to therein (with pricing terms and any other terms not relating to conditionality or availability of the Debt Financing being redacted), in each case, as amended, supplemented or replaced in accordance with this Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing in the amount set forth therein for the purposes of financing the transactions contemplated hereby, including the Merger Consideration.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including: (a) all credit agreements, loan documents, notes, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Parent or its Financing Sources.

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential violation of or liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Commitment Letter” means the equity commitment letter, dated as of the date of this Agreement, between Parent and the investment funds named therein, (which provides that the Company is an express third party beneficiary thereof, to the extent and subject to the conditions set forth therein) and pursuant to which, upon the terms and subject to the conditions set forth therein, such investment funds have committed, directly or indirectly, to invest or cause to be invested in the equity capital of Parent the amount set forth therein for the purposes of financing the transactions contemplated hereby, including the Merger Consideration.

“Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest or other instrument or right the value of which is based on any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Indebtedness” means that certain Credit Agreement, dated as of July 11, 2013 (as amended, restated, supplemented or otherwise modified from time to time), among the Company, the subsidiaries of the Company from time to time party thereto, the lenders party thereto and Wells Fargo Bank, National Association, a national banking association, as administrative agent.

“Expenses” includes all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the transactions contemplated by this Agreement.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Conditions” means (a) with respect to the Debt Financing, the conditions precedent set forth in the section titled “Conditions to Initial Borrowing” set forth in Exhibit B and Exhibit C of the Debt Commitment Letter and (b) with respect to the Equity Financing, the conditions precedent to Parent and Merger Sub’s obligations under this Agreement set forth in Article 6.

“Financing Deliverables” means documents and other instruments reasonably requested by Parent in connection with the Debt Financing, including the following: (a) a solvency certificate in the form attached to the Debt Commitment Letter delivered by the Chief Financial Officer of the Company (or other officer of equivalent duties) and customary perfection certificates required in connection with the Debt Financing, and organizational documents and good standing certificates required by the Debt Commitment Letter and (b) agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case as of the Closing, of Liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank)) as expressly required by the Debt Commitment Letter, in each case in form and substance reasonably satisfactory to Parent; provided, that no obligation of the Company or any of its Subsidiaries under any such agreements or documents shall be effective until the Closing.

“Financing Information” means the following information with respect to the business, operations and financial condition of the Company and its Subsidiaries: (a) all financial and related information reasonably requested in writing by Parent and necessary to permit Parent and Merger Sub to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income in each case as required pursuant to paragraph 9 of Exhibit D to the Debt Commitment Letter, (b) the audited and unaudited financial information required to be delivered pursuant to paragraph 10 of Exhibit D to the Debt Commitment Letter; provided, that the timely filing by the Company of the required financial statements on Form 10-K and Form 10-Q in accordance with the applicable rules and requirements of the SEC shall satisfy the requirements of this clause (b), and (c) to the extent requested in writing by Parent, all other information reasonably and customarily required for the preparation of a confidential information memorandum to syndicate the loans included in the Debt Financing or as otherwise required to be delivered pursuant to paragraph 6 of Exhibit D to the Debt Commitment Letter.

“Financing Parties” means the Financing Sources and each of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their successors and permitted assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any national, supranational, federal, state, county, provincial, municipal, local or foreign government, or other political subdivision thereof, including commission or authority, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, including any court of competent jurisdiction, any arbitral body or any administrative, regulatory (including any stock exchange) or other agency.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, noise, odor, mold, microbes, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property in any jurisdiction, including all: (a) patents and patent applications, and any reissues, divisionals, continuations, continuations-in-part, revisions, reexaminations, extensions and counterparts thereof and all invention disclosures; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), and all other indicia of origin, and all applications, renewals, and registrations in connection therewith; (c) all copyrights and other intellectual property rights in any work of authorship (including copyrights, if any, in “look-and-feel”) (whether or not published), and all applications, renewals and registrations in connection therewith; (d) intellectual property rights in Software Programs; (e) mask works and industrial designs, and all applications and registrations in connection therewith; and (f) trade secrets and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions (whether or not patentable or reduced to practice)), ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes, techniques, technologies technical data, protocols, methods, designs, drawings, layouts, industrial models, architectures, drawings, plans, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Schedule; and

(b) when used with respect to Parent or Merger Sub, the actual knowledge of Alex Rose and Dan Kilpatrick.

“Law” means any applicable national, provincial, state, municipal and local laws, statutes, ordinances, codes, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, conditional sales or other title retention agreement, easement, right of way or other title defect, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof following the receipt by Parent of all of the Financing Information (other than such information that is customarily provided by an investment bank in the preparation of a confidential information memorandum); provided that the Marketing Period will not be deemed to commence if prior to the completion of the Marketing Period, (A) the Company’s auditors shall have withdrawn their audit opinion or objected to the use of their audit opinions related to any audited financial statements included in such Financing Information, (B) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration by the Company Board, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has publicly announced that it has concluded that no restatement is required in accordance with GAAP, or (C) the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured ; provided, further, that the Marketing Period shall end on any earlier date that is the date on which all of the Debt Financing is consummated; provided, further, that if the Company reasonably believes it has delivered the applicable Financing Information, it may deliver to Parent written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Financing Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity what portions of the Financing Information are missing or unsuitable); provided that (i) the Marketing Period shall not commence prior to the date that the definitive Proxy Statement is first mailed to the Company’s stockholders, (ii) the Marketing Period shall commence no earlier than September 6, 2016, (iii) November 24, 2016 and November 25, 2016 shall not be considered a Business Day for the purposes of the Marketing Period and (iv) the Marketing Period shall either end on or prior to December 16, 2016 or, if the Marketing Period has not ended on or prior to December 16, 2016, then the Marketing Period shall commence no earlier than January 6, 2017.

“Mexican Competition Law Approval” means the approval formally issued and notified by the Federal Economic Competition Commission of Mexico, or the expiration or termination of the applicable review period, pursuant to and in compliance with the formalities of the Federal Law of Economic Competition of Mexico.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Entity.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder.

“Outside Date” means the Initial Outside Date or the Extended Outside Date, as applicable.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, prevents or materially impairs or delays the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (d) (i) applicable building, zoning and land use regulations regulating the use or occupancy of Company Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Company Real Property, (ii) matters of record, (iii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances of record, in the case of clauses (ii), (iii) and (iv), that do not materially detract from the use of the Company Real Property to which they relate, and (e) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means information, in any form, that identifies an individual or, in combination with any other information or data in the possession of the Company or any of its Subsidiaries, could be used to identify an individual.

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Proceedings” means all actions, suits, claims, litigation or proceedings, in each case, by or before any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media (including the abandonment or discarding of barrels, containers and other closed receptacles containing Hazardous Materials).

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, Financing Sources and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software Programs” means computer programs and other software (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Specified Auditor Assistance” means (a) providing access to work papers of the Company and other supporting documents as may be reasonably requested by Parent or its Financing Sources and (b) providing customary consents to the inclusion of audit reports in any relevant public registration statement.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, fees, levies, duties, tariffs, imposts, payments in lieu and other charges in the nature of a tax (however denominated) or any other similar fee, charge, assessment or payment imposed by any Governmental Entity, including, without limitation, income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, premium, natural resources, severance, goods and services, net worth, capital stock, business license, occupation, premium, commercial activity, customs duties, alternative or add-on minimum, environmental (including under Section 59A of the Code), equity, disability, escheat or abandoned or unclaimed property, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added, transactional and gains tax, and any interest, penalty, fine or additional amounts imposed in respect of any of the foregoing.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Treasury Regulations” means regulations promulgated under the Code by the IRS.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.5                               Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquisition Proposal”	Section 5.3(i)(i)
“Agreement”	Preamble
“Alternative Debt Financing”	Section 5.10(c)
“Book-Entry Shares”	Section 2.2(b)(ii)
“Certificate of Merger”	Section 1.2
“Certificates”	Section 2.2(b)(i)
“Change of Board Recommendation”	Section 5.3(b)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company Acquisition Agreement”	Section 5.3(b)
“Company Benefit Plan”	Section 3.11(a)
“Company Board”	Recitals

“Company Board Recommendation”	Section 3.3(b)
“Company Bylaws”	Section 3.1
“Company Cash Award Schedule”	Section 3.11(a)
“Company Cash Awards”	Section 3.11(a)
“Company Charter”	Section 3.1
“Company Disclosure Schedule”	Article 3
“Company Equity Plan”	Section 2.4(c)
“Company Lease Agreements”	Section 3.14(b)
“Company Leased Real Property”	Section 3.14(b)
“Company Material Contracts”	Section 3.16(b)
“Company Meeting”	Section 5.4(b)
“Company Option”	Section 2.4(a)
“Company Owned Real Property”	Section 3.14(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property”	Section 3.14(c)
“Company Registered Intellectual Property”	Section 3.17(a)
“Company Related Parties”	Section 7.3(f)
“Company RSU”	Section 2.4(b)
“Company SEC Documents”	Section 3.5(a)
“Company SEC Financial Statements”	Section 3.5(c)
“Company Stock Award Schedule	Section 3.2(a)
“Company Stock Awards”	Section 3.2(a)
“Company Stockholder Approval”	Section 3.3(c)

“Company Termination Fee”	Section 7.3(a)
“Confidentiality Agreement”	Section 5.2(b)
“Continuing Employee”	Section 5.8(a)
“Debt Tender Offer”	Section 5.11(d)(i)
“D&O Insurance”	Section 5.9(c)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3
“ECL Claims”	Section 7.5
“Effect”	Section 8.4
“Effective Time”	Section 1.2
“Exempted Person”	Section 5.3(i)(iv)
“Existing Notes”	Section 5.11(d)(i)
“Extended Outside Date”	Section 7.1(d)
“FCPA”	Section 3.9
“Governmental Plan”	Section 3.11(a)
“Guarantor”	Recitals
“Guaranty”	Recitals
“Indemnitee”	Section 5.9(a)
“Initial Outside Date”	Section 7.1(d)
“Intervening Event”	Section 5.3(i)(iii)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Multiemployer Plan”	Section 3.11(d)
“Notice Period”	Section 5.3(e)

“Parent”	Preamble
“Parent Related Parties”	Section 7.4(d)
“Parent Subsidiary”	Section 4.3(a)
“Parent Termination Fee”	Section 7.4(a)
“Paying Agent”	Section 2.2(a)
“Performance Cash Awards”	Section 3.11(a)
“Performance RSU”	Section 2.4(b)
“Permits”	Section 3.10
“Proposed Changed Terms”	Section 5.3(e)(iv)
“Proxy Statement”	Section 3.4(b)
“Shares”	Recitals
“Service Provider”	Section 3.11(a)
“Solicitation Period End Date”	Section 5.3(a)
“Solvent”	Section 4.9
“Superior Proposal”	Section 5.3(i)(ii)
“Surviving Corporation”	Section 1.1(a)
“Target Performance RSU Level”	Section 3.2(a)
“Target Performance RSUs”	Section 2.4(b)
“Time Bonus Awards”	Section 3.11(a)
“Title IV Plan”	Section 3.11(d)
“Transaction Litigation”	Section 5.15
“Transactions”	Section 1.1(a)
“Vested Performance RSU”	Section 2.4(b)

8.6                               Headings.  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7                               Severability.  If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8                               Entire Agreement.  This Agreement (together with the Exhibits and Company Disclosure Schedule, the Guaranty and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

8.9                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10                        No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Financing Parties shall be express third party beneficiaries of and have the right to enforce Sections 7.5, 7.6(b), 8.10, and 8.12(d).

8.11                        Mutual Drafting; Interpretation.  Each party has jointly participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”  As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement.  Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “dollars” or “$” are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.  As used in this Agreement, the words “hereof,” “herein,” “hereby,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Any Contract or Law defined or referred to herein means any such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

8.12                        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                                 This Agreement and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)                                 Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court.  Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE

TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

(d)                                 Notwithstanding anything herein to the contrary, each party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in any New York state or federal court and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.3 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Proceeding and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.12(c).

8.13                        Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14                        Specific Performance.

(a)                                 The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, subject to the limitations set forth in Section 8.14(b), prior to the termination of this Agreement in accordance with Section 7.1, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law.  The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

(b)                                 Notwithstanding the foregoing provisions of Section 8.14(a), it is explicitly agreed that the Company shall be entitled to specific performance of Parent’s obligation to enforce the terms of the Equity Commitment Letter against the investment funds party thereto and to cause the Equity Financing to be funded in order to fund the transactions contemplated hereby and to consummate the transactions contemplated by this Agreement, solely if, following the Marketing Period, (i) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has delivered an irrevocable written notice to Parent stating that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Company will take all actions that are within its control to cause the Closing to occur.  For purposes of clarity, in no event will any party be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).  Notwithstanding anything to the contrary contained herein, while the Company may pursue both a grant of specific performance to the extent permitted by this Section 8.14 and the payment of monetary damages in connection with this Agreement or any termination hereof, including all or any portion of the Parent Termination Fee, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance pursuant to this Section 8.14 and payment of any monetary damages in connection with this Agreement or any termination hereof, including all or any portion of the Parent Termination Fee.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

ARMOR PARENT CORP.

By:	/s/ Alexander M. Rose
Name: Alexander M. Rose
Title: Vice President

Merger Sub:

ARMOR MERGER SUB CORP.

By:	/s/ Alexander M. Rose
Name: Alexander M. Rose
Title: Vice President

[Signature Page to Agreement and Plan of Merger]

The Company:

ACCURIDE CORPORATION

By:	/s/ Richard F. Dauch
Name: Richard F. Dauch
Title: President and CEO

[Signature Page to Agreement and Plan of Merger]